SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G/A

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and Amendments
Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934

Amendment No. 1

Inuvo, Inc.
(Name of Issuer)

          Common Stock
(Title of Class of Securities)

46122W204
(CUSIP Number)

                        January 24, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒  Rule 13d-1(b)
☐  Rule 13d-1(c)
☐  Rule 13d-1(d)

Page 1 of 6 Pages

SCHEDULE 13G

CUSIP No.  46122W204                                                                                   Page 2 of 6 Pages

1)	NAME OF REPORTING PERSON Loewen, Ondaatje, McCutcheon Limited
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER None
		6)	SHARED VOTING POWER None
		7)	SOLE DISPOSITIVE POWER None
		8)	SHARED DISPOSITIVE POWER None
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12)	TYPE OF REPORTING PERSON BD

Schedule 13G

Item 1(a).	Name of Issuer:

Inuvo, Inc.

Item 1(b).              Address of Issuer’s Principal Executive Offices:

15550 Lightwave Drive
Suite 300
Clearwater, FL 33760

Item 2(a).                Name of Person Filing:

Loewen, Ondaatje, McCutcheon Limited

Item 2(b).	Address of Principal Business Office or, if None, Residence:

55 Avenue Road
Suite 2250, East Tower
Toronto, ON M5R 3L2

Item 2(c).	Citizenship:

Canada

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

46122W204

Item 3.                    If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☒	Broker or Dealer Registered Under Section 15 of the Act (15 U.S.C. 78o)

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	Investment Adviser in accordance with § 240.13d-1(b)(1)(ii)(E)

(f)	☐	Employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)

(g)	☐	Parent Holding Company or control person in accordance with §240.13d-1(b)(ii)(G)

(h)	☐	Savings Association as defined in §3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐	Church plan that is excluded from the definition of an investment company under §3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐	Group, in accordance with §240.13d-1(b)(ii)(J)

Item 4.	Ownership.

(a)	Amount beneficially owned: 0

(b)	Percent of class: 0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: None

(ii)	Shared power to vote or to direct the vote: None

(iii)	Sole power to dispose or to direct the disposition of: None

(iv)	Shared power to dispose or to direct the disposition of: None

Item 5.	Ownership of Five Percent or Less of a Class.

This statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

February 24, 2012
    Date

/s/ Garrett Herman
    Signature

Garrett Herman, Chief Executive Officer
    Name/Title